Total Pages: 14
Exhibit 23
Exhibit 99.1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K



03025257



(Mark One)

[**X**] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year end __ **December 31, 2002** ____________________

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ______________ TO ______________ Commission file number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VERSP RESTORATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VALMONT INDUSTRIES, INC.

One Valmont Plaza

Omaha, Nebraska 68154-5215

VERSP Restoration Plan

Financial Statements as of and for the Years Ended December 31, 2002 and 2001 and Independent Auditors' Report

VERSP RESTORATION PLAN

TABLE OF CONTENTS

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the
VERSP Restoration Plan

We have audited the accompanying statements of net assets available for benefits of the VERSP Restoration Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP

Omaha, Nebraska
May 23, 2003

VERSP RESTORATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
INVESTMENTS, at fair value:		
Mutual Funds:		
The Putnam Fund for Growth and Income	$ 613,826	$ 1,235,757
Putnam Money Market Fund	2,841,457	4,612,578
Putnam Investors Fund	-	329,184
Putnam Global Growth Fund	-	257,892
Putnam Voyager Fund	771,008	985,495
Putnam New Opportunities Fund	227,011	367,945
Putnam International Growth Fund	253,193	289,750
Putnam Asset Allocation Funds:		
Growth Portfolio	61,792	126,140
Balanced Portfolio	435,724	169,375
Conservative Portfolio	383,456	360,817
PIMCO Total Return Fund	1,254,653	833,921
Harrisdirect	912,790	1,267,962
SDB Money Market	97,264	111,296
Vanguard S&P 500 Index Fund	203,413	-
Berger Mid Cap Value Fund	23,489	-
Half Moon Partners, L.P.	1,714,282	-
Valmont Industries, Inc. Common Stock	40,617	12,044
	9,833,975	10,960,156
CONTRIBUTIONS RECEIVABLE:		
Employer	63,923	29,890
Employee	13,627	11,818
	77,550	41,708
Total assets	9,911,525	11,001,864
LIABILITIES:		
Payable to Plan sponsor	16,907	-
NET ASSETS AVAILABLE FOR BENEFITS	$9,894,618	$11,001,864

See notes to financial statements.

VERSP RESTORATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTABLE TO:		
Investment loss:		
Net depreciation in investments	$ (1,210,071)	$ (1,837,092)
Interest and dividends received on investments	177,881	298,469
Total investment loss	(1,032,190)	(1,538,623)
Contributions:		
Employer	168,305	178,744
Employee	902,256	817,019
Total contributions	1,070,561	995,763
Total	38,371	(542,860)
DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:		
Participant benefits	1,145,367	493,666
Management fees	250	500
Total	1,145,617	494,166
DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(1,107,246)	(1,037,026)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	11,001,864	12,038,890
End of year	$ 9,894,618	$ 11,001,864

See notes to financial statements.

VERSP RESTORATION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF PLAN

The following description of the Valmont Industries, Inc. (the Company) VERSP Restoration Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General – The Plan is a nonqualified plan for eligible employees and is intended to constitute a "top-hat" plan. The Plan is designed to restore benefits not available under the Valmont Employee Retirement Savings Plan because of Internal Revenue Code restrictions for qualified plans.

Contributions – Each year, participants may contribute all or a portion of their annual salary and bonus. The Company also makes discretionary contributions to the Plan.

Eligibility – Each employee who participates in the Valmont Employee Retirement Savings Plan and whose benefits are limited by the Internal Revenue Code may participate in this Plan.

Participant Accounts – Each participant's account is credited with the participant's contributions and any associated Company contributions. The participant's account is also credited with an allocation of Plan earnings or losses corresponding to the participant's investment elections and is charged certain administrative expenses. Allocations of Plan earnings and losses are based on participant account balances, as defined.

Vesting – Participants' contributions and the related investment earnings are immediately vested. The Company's contributions and the related investment earnings are vested based on years of service:

Years of Service	Vesting Percentage
2	25 %
3	50 %
4	75 %
5	100 %

Funding – The Plan is unfunded. The Company has established a trust to provide the benefits payable pursuant to the Plan. The trust shall be the property of the Company until distributed and subject to Valmont's general, unsecured creditors and judgment creditors. Putnam Fiduciary Trust Company serves as trustee and administrator of the Plan.

Benefit Payments – Under the terms of the Plan, distributions may be made in lump-sum or installments. Distributions to nonretirees are made in one payment or are deferred until a later date.

Forfeited Accounts – Forfeited accounts are used to reduce future employer contributions. There were no forfeited nonvested accounts in 2002 or 2001.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments – Shares of mutual funds managed by registered investment companies and bank common trust funds are valued at quoted market prices. The Half Moon Partners, L.P. partnership is valued at an amount equal to its proportional share of the net asset value of its investment in Half Moon Capital Partners, Ltd. (see Note 6). Half Moon Capital Partners, Ltd. values investments in securities and securities sold short that are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over the counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. Foreign securities are valued by translating foreign denominated prices into United States dollars, based upon quoted exchange rates as of the last business day of the period. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon beginning of year market values or, if acquired during the year, cost.

Payment of Benefits – Benefits are recorded when paid.

Expenses – Normal recurring costs incidental to the Plan may be paid by the Plan.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities in general are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. INVESTMENTS

During 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $1,210,071 and $1,837,092 as follows:

	2002	2001
Investments at Fair Value as Determined by Quoted Market Price:		
Mutual Funds	$ (928,011)	$ (1,836,587)
Valmont Industries, Inc. Common Stock	3,658	(505)
Partnership	(285,718)	-
Net change in fair value	$ (1,210,071)	$ (1,837,092)

4. RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by Putnam Investment Management, Inc., which is affiliated with the Trustee. Fees paid by the Plan for the administration services to the Trustee amounted to $250 and $500 for the years ended December 31, 2002 and 2001, respectively. These payments qualify as party-in-interest transactions.

At December 31, 2002 and 2001, the Plan held 2,094 and 833 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $39,473 and $12,550, respectively. During the year ended December 31, 2002 and 2001, the Company recorded dividend income of $380 and $108 on these shares.

5. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in the Company's contributions to their accounts.

6. INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments in any of the following investment options. Allocation percentages can be changed by the participant daily. The investment options are as follows:

The Putnam Fund for Growth and Income – This fund obtains growth and income by investing primarily in common stocks that offer the potential for capital growth, current income, or both.

Putnam Money Market Fund – The fund seeks to protect investors by investing in short-term fixed-income securities.

Putnam Investors Fund – This fund obtains long-term growth of capital by investing primarily in a portfolio consisting of quality common stocks.

Putnam Global Growth Fund – This fund invests primarily in common stocks traded in securities markets located in a number of foreign countries and in the United States.

Putnam Voyager Fund – This fund invests in common stocks that are believed to have potential for capital appreciation significantly greater than that of the market averages.

Putnam New Opportunities Fund – This fund invests primarily in common stocks in companies that are believed to possess above-average, long-term growth potential.

Putnam International Growth Fund – The fund invests primarily in equity securities of companies located outside of the United States.

Putnam Asset Allocation Funds: Growth Portfolio – These funds are invested mainly in common stocks and bonds, and the fund's objective is to seek capital appreciation in its investments.

Putnam Asset Allocation Funds: Balanced Portfolio – These funds are invested in corporate bonds, common stocks and U.S. Government securities, and the fund's objective is to seek total return in its investments.

Putnam Asset Allocation Funds: Conservative Portfolio – These funds are invested mainly in common stock and bonds, and the fund's objective is to seek total return with preservation of capital.

PIMCO Total Return Fund – This fund seeks total return consistent with the preservation of capital by investing in intermediate-maturity fixed income securities from all major sectors of the bond market.

Harrisdirect – This fund serves as an individual brokerage account.

SDB Money Market – This fund invests in short-term fixed income securities.

Vanguard S&P 500 Index Fund – This fund seeks investment results that correspond with the price and yield performance of the S&P Index. The fund employs a passive management strategy designed to track the performance of the S&P Index, which is dominated by the stocks of large U.S. companies.

Berger Mid Cap Value Fund – This fund seeks capital appreciation. This fund normally invests at least 65% of assets in equity securities of companies whose market capitalization falls within a range of $1 billion to the 12-month average of the maximum market capitalization for companies included in the S&P Mid-Cap 400 Index.

Half Moon Partners, L.P. – Half Moon Partners, L.P. (the Fund) was organized for the purpose of investing in securities. The Fund invests substantially all of its assets in Half Moon Capital Partners, Ltd. The investment objective of Half Moon Capital Partners, Ltd. is capital appreciation and income through investments in securities and other instruments as determined by the General Partner. The Fund seeks to achieve its objective primarily by investing in stocks, bonds and related securities of companies which the General Partner believes are undervalued and, conversely, by selling and selling short those securities which the General Partner believes are overvalued.

Valmont Industries, Inc. Common Stock – Funds are invested in common stock of Valmont Industries, Inc.

SIGNATURES

THE PLAN

Pursuant to the requirements of the Securities Act of 1934, the Trustees (or other persons who administer the VERSP Restoration Plan Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

VERSP Restoration Plan

Dated this 25th day of June, 2003.

By: 
Mogens C. Bay
Policy Committee Member Chairman

By: 
Ann F. Ashford
Policy Committee Member

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-64170 of Valmont Industries, Inc. on Form S-8 of our report dated May 23, 2003, appearing in this Annual Report on Form 11-K of the VERSP Restoration Plan for the year ended December 31, 2002.



DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 27, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of VERSP Restoration Plan ("Plan") for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof ("Report"), I, Mogens C. Bay, Chairman of the Policy Committee, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plan.

Date: June 25, 2003



Mogens C. Bay
Chairman, Policy Committee, Plan Administrator

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of VERSP Restoration Plan ("Plan") for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof ("Report"), I, Ann F. Ashford, member of the Policy Committee, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(3) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4) the information contained in the Report fairly presents, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plan.

Date: June 25, 2003



Ann F. Ashford
Member, Policy Committee, Plan Administrator

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.